EXHIBIT G
                                     to the
                          Investment Advisory Agreement

                                BAIRD MIDCAP FUND

         For all services rendered by the Advisor hereunder, the Corporation shall pay the Advisor, on behalf of the above-named Fund, and the Advisor agrees to accept as full compensation for all services rendered hereunder, an annual investment advisory fee equal to 0.75% of the average daily net assets of the Fund.

         The Advisor hereby agrees that until December 31, 2002, the Advisor will waive its fees and/or reimburse the Fund's operating expenses to the extent necessary to ensure that the total operating expenses, excluding taxes, interest and brokerage commissions (on an annual basis), do not exceed 1.50% of the Investor Class's average daily net assets and 1.25% of the Institutional Class's average daily net assets, subject to possible later recoupment as provided in
Section 5.

         The annual investment advisory fee shall be accrued daily at the rate of 1/365th of 0.75% applied to the daily net assets of the Fund. The advisory fee so accrued shall be paid by the Corporation to the Advisor monthly.

         Executed as of this 29th day of December, 2000.

                                              THE ADVISOR:

                                              ROBERT W. BAIRD & CO. INCORPORATED


                                              By:   /S/ GLEN F. HACKMANN
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                                              THE CORPORATION:

                                              BAIRD FUNDS, INC.

                                              By:   /S/ BRETT R. MEILI
                                                    -----------------------